February 26, 2008

H. Christopher Owings

Assistant Director

Scott Anderegg

Staff Attorney

Ellie Quarles

Special Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Owings and Anderegg and Ms. Quarles:

We are in receipt of your letter dated January 25, 2008 regarding our Definitive Proxy Statement filed on Schedule 14A. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our Definitive Proxy Statement filed on Schedule 14A for our fiscal year ended September 27, 2008.

The Audit/Compensation Committee, page 5

1.	Please state whether the audit/compensation committee has a separate charter regarding its functions as a compensation committee. See Item 407(e)(2) of Regulation S-K.

Response: There is not a separate Audit/Compensation Committee charter regarding its functions as a compensation committee. We will revise the paragraph on page 5 to read as follows:

The Committee does not have a separate Compensation Committee charter. When the committee is acting as the Compensation Committee, the Board has empowered the committee to:

•	approve compensation levels and increases in compensation of each executive officer and of other employees of the Company whose annual base salary is in excess of $100,000; and

February 26, 2008

•	approve all incentive payments to executive officers and any incentive payments in excess of $25,000, paid in cash or property, in any calendar year to any other employee.

Meeting of the Board of Directors and Committees, page 6

2.	We note your disclosure that the chart on this page reflects “the cash and certain other compensation paid by the Company to its outside directors.” Your disclosure should separately disclose and identify fees earned or paid in cash from other items of compensation and also provide for a total compensation column. See Item 402(k) of Regulation S-K.

Response: Our only form of director compensation is cash payments. We will clarify this in the paragraph immediately preceding the table, as follows:

The following director compensation table sets forth, for the fiscal year ended September 29, 2007, the cash compensation paid by the Company to its outside directors. There were no other items of compensation paid to outside directors for the fiscal year ended September 29, 2007.

Base Salary, page 10

3.	You disclose that base salaries for executive officers are “determined using comparisons with industry competitors and other relevant factors including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility , the ability to replace the individual, etc.” Please fully disclose all the specific items considered in determining base salary. Also it appears that you may engage in benchmarking in setting this amount. If so, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. If you do not engage in benchmarking, explain how you determine what constitutes “comparisons with industry competitors.”

Response: There are no specific benchmarks or industry data that is consulted regularly to determine base salary. Industry data such as information available for the Company’s publicly traded peers or information available in trade publications is consulted on an as-needed basis in the subjective setting of base salaries by the Chief Executive Officer. We will clarify our disclosure as follows:

Base Salary. Base salary is used to attract and retain the Executive Officers and is determined using publicly available comparisons with industry competitors and other relevant factors including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the ability to replace the individual, etc. Information consulted is used subjectively without benchmarking in the determination of base salaries. The base salaries paid to the Executive Officers during fiscal year 2007 are shown in the Summary Compensation Table presented in this proxy statement.

February 26, 2008

Cash Incentive Bonus Award, page 10

4.	In your summary compensation table you state that Mr. Gaither received compensation under a non-equity incentive plan. Please expand your disclosure here to discuss in more detail your non-equity incentive plan. In this regard, we also note that you disclose that Mr. Gaither’s incentive bonus is based on a percentage of Milkco’s earnings before taxes and payment of bonuses. We further note that you have not provided a quantitative discussion in terms of the necessary target to be achieved by Mr. Gaither to earn a cash incentive bonus. Please disclose or, to the extent that you believe disclosure of this target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response : Please refer to footnote (3) of the summary compensation table where we disclose that Mr. Gaither receives a bonus equal to a percentage of Milkco’s earnings before taxes and payment of bonuses, up to a maximum of $49,500 per year.

The percentage used for the initial bonus calculation before the $49,500 maximum is [***]%. Before consideration of the $49,500 maximum, [***]% of Milkco’s earnings before taxes and payment of bonuses for the fiscal year ended September 29, 2007 totaled approximately $[***]. We believe disclosure of this additional information would result in competitive harm. Based on Milkco’s financial performance over the past three fiscal years, Mr. Gaither has been paid the maximum bonus allowed under the plan. The Company expects Mr. Gaither will continue to receive the maximum bonus allowed under the plan in future years, so we will revise the footnote disclosure as follows:

Mr. Gaither receives a bonus equal to a percentage of Milkco’s earnings before taxes and payment of bonuses, up to a maximum of $49,500 per year. Based on Milkco’s expected financial performance, the Company anticipates Mr. Gaither will continue to receive the maximum bonus.

5.	With respect to the non-equity incentive plan compensation, please include the disclosure required by Item 402(d) of Regulation S-K.

Response: Based on the response to comment 4 above, all of the information required by Item 402(d) is either being disclosed or would result in competitive harm.

[***]	These portions of this response have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

February 26, 2008

Certain Relationships and Related Party Transactions, page 15

6.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

Response: We will revise our disclosure as follows:

Mr. Pollard, a director of the Company, was, until his retirement in March 2006, an attorney with the law firm of McGuireWoods, LLP which, from time to time, handles matters for the Company. These matters occur in the normal course of business and do not require approval of ratification by the Board of Directors.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman
Chief Financial Officer

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